Exhibit 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
FLOW INTERNATIONAL CORPORATION

Pursuant to the provisions of the Washington Business Corporation Act, RCW 23B.10.070, the following Amended and Restated Articles of Incorporation of Flow International Corporation are submitted for filing:

ARTICLE 1.  NAME

The name of this corporation is Flow International Corporation.

ARTICLE 2.  SHARES

This corporation shall have authority to issue 1,000 shares of Common Stock having a par value of $.01 per share.

ARTICLE 3.  REGISTERED OFFICE AND AGENT

The name of the registered agent of this corporation and the address of its registered office are as follows:

Corporation Service Company 300 Deschutes Way SW, Suite 304 Tumwater, WA 98501
ARTICLE 4.  PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into or exercisable for shares of stock of this corporation.

ARTICLE 5.  CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 6.  DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

ARTICLE 7.  LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director.  Any amendments to or repeal of this Article shall not adversely affect any right or protection of a Director of this corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE 8.  INDEMNIFICATION

Provisions regarding the indemnification of certain persons in connection with this corporation are set forth in the Bylaws.

ARTICLE 9.  BUSINESS OPPORTUNITIES

To the maximum extent permitted from time to time under the law of the State of Washington, this corporation renounces any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or shareholders, other than those officers, directors or shareholders who are employees of the corporation.  No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or shareholder of this corporation for or with respect to any opportunities of which such officer, director or shareholder becomes aware prior to such amendment or repeal.  To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this paragraph.  As used herein, “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust association or any other entity.

ARTICLE 10.  SHAREHOLDER APPROVAL BY CONSENT IN LIEU OF MEETING

So long as this corporation is not a public company, corporate action required or permitted to be approved by a shareholder vote at a meeting of shareholders may be taken without a meeting or a vote if the corporate action is approved by a single shareholder consent or multiple counterpart shareholder consents executed by shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum votes that would be necessary to approve such corporate action at a meeting at which all shares entitled to vote on the corporate action were present and voted.